Exhibit 99.2

October 19, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”)—Midroog (a Subsidiary of Moody’s) Reaffirms its Aa3/Stable Outlook

Rating on the Company’s Outstanding Debentures

The English translation of Midroog’s October 2014 Monitoring Report is attached below. To the extent there is a discrepancy between the English and Hebrew versions, the Hebrew version shall control.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Gazit Globe Ltd.

Monitoring Report—October 2014

Author:

Eylon Garfunkel, Adv., CPA – Team Leader

eylong@midroog.co.il

Anna Aizenberg—Ben Lulu, Analyst

annaa@midroog.co.il

Contacts:

Ran Goldstein, Adv. (Accounting), Head of Real Estate Section

rang@midroog.co.il

Gazit Globe Ltd.

Issue Rating	Aa3	Outlook: Stable

Midroog reaffirms its Aa3/stable outlook rating of the series of bonds in circulation issued by Gazit Globe Ltd. (hereinafter: “Gazit”, the “Group” or the “Company”).

Following is a breakdown of the rated bond series in circulation (unconsolidated (solo) data in NIS thousands):

Series	Stock No.	Original Issue Date	Annual Coupon	Terms of Linkage	Balance as of June 30, 2014, including linkage (NIS K)	Remainder of Bond Repayment Years
Series A	1260165	May 2002	6.50%	Dollar	117,062	2015-2017
Series B	1260272	May 2004	E+2%	Euro	146,093	2014-2016
Series C	1260306	April 2005	4.95%	CPI	953,025	2015-2018
Series D	1260397	September 2006	5.10%	CPI	2,460,861	2019-2021
Series E	1260421	July 2007	T+0.7%	Unlinked	546,775	2017
Series F	1260405	December 2006	6.40%	Unlinked	566,004	2015-2016
Series I	1260462	January 2008	5.30%	CPI	1,440,547	2015-2018
Series J	1260488	February 2009	6.50%	CPI	857,317	2014-2019
Series K	1260546	September 2011	5.35%	CPI	2,944,489	2018-2024
Series L	1260603	October 2013	4.00%	CPI	882,410	2023-2027
Private Series 2	Private	April 2006	4.57%	CPI	19,950	2015

TOTAL					10,934,533

*	The J bond series is a secured series backed by a lien on assets in Israel.

The rating is based, among other things, on the Group’s outstanding business profile and diversification of properties, both in terms of scope (about 561 income-producing properties and properties under development on about 6.6 million square meters of rental space entered at a fair value of about NIS 75.5 billion, assuming the consolidation of companies under joint control stated at book value and the inclusion of the full value of properties managed by the Group), the wide spread of operations in many regions around the world (with much of the activity carried out in economically and politically stable countries with high credit ratings, such as the U.S., Canada, Finland, Sweden, Poland, the Czech Republic, etc.), as well as local management and control of the properties. The risk profile is also favorably impacted by the business profile and strong financial positioning of the major investees, as reflected in cash flows, coverage ratios and leverage plus accessibility to debt and capital offerings in the countries in which it operates. This rating also reflects the rating upgrade of the Group’s investees in recent years, including Moody’s upgrade of Citycon’s rating last year from Baa3 to a Baa2 due to capital offerings of approximately €400 million in 2014 (of which Gazit’s participation was about €88 million). FCR and EQY were also assigned a Baa2 rating by Moody’s; Midroog favorably notes the measures taken by the Group companies in recent years to improve their properties portfolio, both by disposing of and acquiring income-producing properties and buying up land and building additional properties. It is noteworthy that the Company’s tendency is to transfer a more significant portion of the portfolio to urban locations enjoying favorable demographic trends of population growth and higher household income, etc.; the positioning of the underlying properties, which are predominantly necessity-driven shopping centers serving the basic daily needs of the target group and are rented at consistently high occupancy rates under fairly long-term leases for the segment. All of the above factors help to reduce in the short-medium term the cash flow exposure to another slump in the economies in which the Company operates (although a significant downturn in the macroeconomic conditions stands to impact the fair value of the properties, and consequently the financial strength ratios and flexibility already in the short term). The Company enjoys particularly good liquidity and financial flexibility over time owing to the scope of liquidity reserves and unused credit facilities at the expanded solo level coupled with the liquidity reserves of the main subsidiaries, in addition to the Group’s negotiable shares and unencumbered real estate assets, all in relation to the conveniently spread amortization schedule on the solo and consolidated level. The Company has a relatively conservative financing strategy which includes considerably hedging of interest and currency risks for the scope and nature of its activity (the equity is exposed to fluctuations in currency exchange rates, as reflected in the adjustments from changes in the translation of the exchange rate of the financial statements for the first half of 2014, which negatively affected the equity and minority interests to the tune of about NIS 0.4 billion). There has been a trend of improvement in the Group’s leverage levels, a trend which stands to continue in light of the Group’s measures to turn over capital by disposing of properties held by private companies in the U.S. and Germany (it is notable that on the other hand additional investments were made in Brazil). Notwithstanding, most of the improvement so far was reflected in the Company’s main subsidiaries. On the other hand, despite the substantial improvement in the financial ratios in recent years, these ratios—particularly the coverage ratios—are still not particularly strong compared to other companies with the same rating grade. In Midroog’s assessment, these ratios are reasonable for the rating given the conservative nature of the activity and the extensive volume of operations.

It should be noted that lately there has been a deterioration in the operations of U. Dori Construction Ltd. (hereinafter: “Dori Construction”), a company indirectly controlled by the Group, which reported a loss of approximately NIS 440 million. This was reflected in the re-estimation of construction activity in Dori Construction’s financial statements, which impaired the Group’s financial strength and coverage ratios, particularly in 2014. To prop up Dori Construction’s capital structure and ability to meet its obligations, the Company put up a loan of about NIS 250 million, through Gazit Globe Israel (Development Ltd.), which was assigned to the U. Dori Group against a capital note. Moreover, according to the Company’s and the Group companies’ press releases, Gazit through Gazit Globe Israel (Development) injected another NIS 130 million in the share capital of the Dori Group and undertook to provide an additional sum of up to about NIS 70 million after completing the acquisition of Dori Construction bonds. In Midroog’s assessment, the volume of the Group’s overall operations and progress in other segments compensate for the deterioration in Dori Construction. For example, Gazit showed gains of approximately NIS 613 million (NIS 303 million is attributed to the shareholders) in the first half of 2014, which included a gross loss of approximately NIS 248 million in respect of the activity of Dori Construction and the U. Dori Group.

Key Rating Rationale

Particularly good diversification and volume of activity; a reserve of high quality properties demonstrating growth and stable demands

A portfolio of income-producing properties, including about 561 properties spread out in many countries rented at consistently high occupancy rates (approximately 95.4% as of June 30, 2014), has favorably impacted the Company’s risk profile. This reserve of properties generated a total NOI (including proportionate consolidation of Atrium, which is stated in the financial statements according to the equity method) of approximately NIS 1.85 billion in the first half of 2014, compared to NIS 1.95 billion in the first half of 2013. It should be noted that discounting the change in exchange rates, rent income from same properties rose by about 1.5% during the period, reflecting a certain slowdown in the growth of this parameter (averaging at over 3% in recent years). This figure stands out for the better given the low growth trend in most developed countries today, and emphasizes the Company’s successful strategy implemented in recent years of upgrading the portfolio of properties coupled with the active role management, both of which help to fully realize the inherent potential of the properties. The process of upgrading the portfolio of properties includes disposal of non-core properties and focusing on urban areas experiencing growth, both in terms of population size and the buying power of the target group. Coupled with the long-term leases relative to the shopping center segment, this contributes to the Company’s ability to continue to generate significant high-quality cash flow to service the debt from the reserve of properties, while reducing the cash flow exposure in the short-medium term to another slump in the economies of the countries where it operates. Furthermore, despite the wide array of income-producing properties owned by the Group, the reserve of properties may be characterized as predominantly necessity-driven supermarket-anchored shopping centers catering to the basic needs of the target group, and therefore explains their ability to withstand hard times.

Strong business profile and positioning of the Group subsidiaries moderates risk levels

The robust financial profile of the main subsidiaries gives the Company financial and operating flexibility compared to other rated companies. Midroog favorably notes the improvement in these companies fundamentals and volume of activity, which increases the certainty of receiving a dividend payout from them in the future. Therefore, despite a net investment in income-producing properties of approximately NIS 1.8 billion from early 2013 to the end of the second quarter of 2014 (acquisition of properties from third parties and the development of properties by the Group companies less disposal of properties), the level of leverage of the Company and its subsidiaries has improved. Aside from current profits, net of dividends, the improved leverage may be attributed to the continued trend of capital offerings by the Group companies. Thus, for instance, in 2010-2013 the Company solo and the Group companies completed capital offerings, which in an annual average totaled over NIS 2 billion. In 2014 so far (including offerings after the balance sheet date), the Group issued about NIS 2.8 billion—most of which were part of the offerings floated by Citycon which coordinates the Group’s operations in northern Europe, in addition to capital offerings by First Capital Reality, which coordinates the Group’s activity in Canada, and Equity One, which coordinates the Group’s activity in the U.S. and a private placement of the Company. Following are some fundamentals of the main subsidiaries:

Fundamentals of the Main Subsidiaries (NIS K)

	EQY	FCR	CTY	ATR
NIS K	June 30, 2014	June 30, 2014	June 30, 2014	June 30, 2014
Stake	45.1%	44.9%	41.9%	39.8%
Income-producing investment real estate	13,125,132	21,490,975	12,675,323	11,617,708
Investment real estate under development	267,731	1,527,298	192,919	1,892,318
Debt	5,225,100	12,692,539	6,107,163	3,399,529

Liquidity reserves, not incl. credit facilities	216,360	840,487	651,983	1,210,411

Liquidity reserves plus credit facilities	1,360,695	3,225,150	2,519,728	1,210,411

Equity & minority interest	8,814,870	10,834,626	7,199,504	10,583,796
Gazit’s share	3,973,303	4,868,973	3,016,592	4,212,351

Total assets	14,356,438	25,800,872	14,551,090	15,168,878

NOI annualized	925,482	1,301,584	789,514	967,882

Occupancy rate of properties	94.2%	95.5%	95.7%	97.0%

FFO in H1/2014 annualized	596,974	691,819	434,655	662,779
Equity & minority interest- to-total assets	61%	42%	49%	70%
Debt-to-FFO annualized	8.8	18.3	14.1	5.1
Net debt-to-FFO annualized	8.4	17.1	12.6	3.3

FFO figures are based on the Company’s calculation in the financial statements

Outstanding liquidity and financial flexibility over time on both the solo and consolidated levels

As of June 30, 2014, the Company has on the expanded solo level liquidity reserves and unused underwritten credit facilities of about NIS 3.1 billion. The Company’s credit facilities are underwritten for several years and are subject to meeting financial covenants computed according to the NAV ratio in the books and not according to the market value of the holdings, which reduces the Company’s sensitivity to the market situation (on the consolidated level, including Atrium on a proportionately consolidated basis, the Group had a liquidity balance and unutilized credit facilities of about NIS 12 billion as of June 30, 2014). The bond principal payments (on the expanded solo level) payable in the second of 2014 and in 2014 are approximately NIS 57 million and approximately NIS 990 million, respectively. Moreover, on the expanded solo level the Company enjoys significant financial flexibility owing to major holdings of unencumbered shares of the subsidiaries which are widely traded. On the consolidated level, the Group enjoys financial flexibility, which includes unencumbered real estate worth about NIS 44.4 billion exceeding by far the amount of the bond (including Atrium on a proportionately consolidated basis) of approximately NIS 25.3 billion on the Group level (excluding a convertible bond). Given the Company’s high liquidity and financial flexibility, both on the expanded solo level and on the consolidated level, the amortization schedule is spread relatively conveniently. Coupled with the quality and scope of the group’s cash flow, Midroog believes that the Company has outstandingly good liquidity and financial flexibility.

Gazit Globe Ltd. - Main Financial Ratios (NIS M) - Including Proportionate Consolidation of

Atrium Based on a Pro Forma Conducted

Key Consolidated Financial Data in NIS M	June 30, 2014	Dec. 31, 2013	June 30, 2013	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009
Total Revenues	3,331	7,306	3,806	7,454	6,496	5,287	4,680

NOI	1,848	3,792	1,911	3,856	3,509	3,058	2,729

Gross profit from sales of buildings and work carried out	-248	-16	71	84	58	69	42

Total Gross Profit	1,597	3,773	1,979	3,937	3,557	3,114	2,757

NOI percentage	67.7%	67.3%	66.9%	67.6%	67.0%	66.5%	66.8%

EBITDA excluding revaluations	1,299	3,161	1,690	3,274	2,807	2,531	2,248
Change in value of investment real estate and financial investments	200	925	404	1,905	1,787	999	-1,841

Net profit (after tax)	613	2,185	993	2,534	2,056	1,608	700

Debt	40,236	40,918	41,499	42,938	41,031	33,340	34,511
Liquidity reserves	3,004	2,204	3,005	2,675	2,703	1,596	2,314

Net debt	37,232	38,714	38,494	40,263	38,328	31,744	32,197

CAP	66,752	66,644	67,341	68,630	63,172	50,439	49,340
Net Cap	63,748	64,440	64,336	65,955	60,469	48,843	47,026
Share capital (excluding minority interest)	7,687	7,802	7,988	7,849	7,309	5,915	5,189
Equity and minority interest	23,058	22,361	22,798	22,675	19,724	15,169	13,266
Investment real estate	55,729	57,797	57,395	59,177	54,627	43,634	42,174

Total assets excluding advance payments	69,843	69,719	70,290	72,159	66,352	52,470	51,412

Equity and minority interest-to-total assets	33.0%	32.1%	32.4%	31.4%	29.7%	28.9%	25.8%
Debt-to-CAP	60.3%	61.4%	61.6%	62.6%	65.0%	66.1%	69.9%

Net debt-to-net CAP	58.4%	60.1%	59.8%	61.0%	63.4%	65.0%	68.5%

FFO*	435	1,411	762	1,615	1,187	815	782
Debt-to-FFO *	46.2	29.0	27.2	26.6	34.6	40.9	44.1

Net debt-to-FFO *	42.8	27.4	25.3	24.9	32.3	38.9	41.2

Net debt-to-EBITDA, excluding revaluations	14.3	12.2	11.4	12.3	13.7	12.5	14.3
FFO, excluding U. Dori Group	729	1,543	764	1,586	1,206	804	789
Debt-to-FFO, not incl. U. Dori Group	27.1	26.1	26.8	26.8	33.5	40.5	42.9
Net debt-to-FFO, not incl. U. Dori Group	25.2	24.7	24.9	25.1	31.4	38.9	40.2

*	The FFO and ratios of debt and net debt-to-FFO in 2013-2014 do not factor in the effect of expenses for early payment of Citycon’s financial derivatives and for early payment of derivative financial assets, which were entered as part of the Company’s interest payments/receipts.

Solo Expanded—Key Financial Figures(NIS K)	June 30, 2014	Dec. 31, 2013	June 30, 2013	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009
CAP	21,832,112	22,520,439	22,257,133	23,057,671	21,434,625	17,883,338	18,293,342
Equity	7,687,052	7,801,417	7,987,767	7,848,634	7,136,240	5,914,824	5,189,142
Debt	14,145,060	14,719,022	14,269,366	15,209,037	14,298,385	11,968,514	13,104,200
Net debt	13,887,277	14,073,581	13,927,961	14,159,677	13,350,819	11,540,110	12,265,100
Book Value of Total Investments	20,865,000	21,648,572	21,314,541	21,517,874	19,786,178	16,719,701	17,037,921
Total accounting assets	22,758,305	23,762,600	23,190,091	23,966,421	22,458,365	18,706,188	18,984,521
Financial Strength Ratios
Shareholders’ equity and minority interest/total accounting assets	34%	33%	34%	33%	32%	32%	27%
Net debt-to-net CAP	64%	64%	64%	64%	65%	66%	70%
Difference between book value and adjusted investments value	1,406,105	448,664	577,940	1,056,787	-488,374	718,068	345,639

Rating Outlook

Factors that may upgrade the rating or the rating outlook:

•	Significant continued decline in the overall leverage of the Company (solo) and its investees

•	Improvement in the FFO on the solo expanded level in relation to the dividend paid

•	Significant consistent improvement in coverage ratios

Factors that may downgrade the rating or the rating outlook:

•	Decline in liquidity and financial flexibility

•	Decline in the financial strength ratios of the Company and/or its investees

•	Major setback in the financial situation of the investees and in cash flows which will impair the Company’s coverage ratios

Rating History

Company Profile

Gazit-Globe engages through subsidiaries in the acquisition, development and management of income-producing properties in the United States (through holdings in Equity One and ProMed Properties), Canada (through holdings in First Capital Realty), Europe (through holdings in Citycon, Gazit Europe and a joint holding in Atrium European Real Estate Limited), Israel (through its holding of Gazit Globe Israel (Development) Ltd.) and Brazil. The Group focuses primarily on the sector of supermarket-anchored shopping centers. The group also operates in the medical office buildings sector in North America and in promoting, developing, managing and executing real estate projects in Israel and in Eastern Europe. Norstar Holdings Inc., controlled by Mr. Chaim Katzman, is the controlling shareholder of Gazit Globe.

Methodological Studies

Real Estate Companies Analysis – Methodological Report, August 2009

Real Estate Companies—Methodology, November 2008.

Studies published on Midroog’s website: www.Midroog.co.il

Previous report: Rating Action Report of April 24, 2014

Date of report: October 19, 2014

List of Basic Financial Terms:

Interest	Net financing expenses from Income Statement

Cash Flow Interest	Financing expenses from income statement after adjustments for non-cash flow expenditures from statement of cash flows

Operating profit (EBIT)	Profit before tax, financing and onetime expenses/profits

Operating profit before amortization (EBITA)	EBIT + amortization of intangible assets.

Operating profit before depreciation and amortization (EBITDA)	EBIT + depreciation + amortization of intangible assets.

Operating profit before depreciation, amortization and rent/leasing (EBITDAR)	EBIT + depreciation + amortization of intangible assets + rent + operational leasing.

Assets	Company’s total balance sheet assets.

Debt	Short term debt + current maturities of long-term loans + long-term debt + liabilities on operational leasing

Net debt	Debt—cash and cash equivalent – long-term investments

Capitalization (CAP)	Debt + total shareholders’ equity (including minority interest) + long-term deferred taxes in balance sheet

Capital investments Capital Expenditures (CAPEX)	Gross investments in equipment, machinery and intangible assets

Funds From Operations (FFO)*	Cash flow from operations before changes in working capital and before changes in other asset and liabilities

Cash Flow from Current Operations (CFO)*	Cash flow from operating activity according to consolidated cash flow statements

Disposable cash flow* Retained Cash Flow (RCF)	Funds from operations (FFO) less dividend paid to shareholders

Free Cash Flow (FCF)*	Cash flow from operating activity (CFO)—CAPEX—dividends

*	It should be noted that in IFRS reports, interest payments and receipts, tax and dividends from investees will be included in the calculation of the operating cash flows, even if they are not entered in cash flow from operating activity.

Obligations Rating Scale

Investment grade	Aaa	Obligations rated Aaa are those that, in Midroog’s judgment, are of the highest quality and involve minimal credit risk.
	Aa	Obligations rated Aa are those that, in Midroog’s judgment, are of high quality and involve very low credit risk.
	A	Obligations rated A are considered by Midroog to be in the upper-end of the middle rating, and involve low credit risk.
	Baa	Obligations rated Baa are those that, in Midroog’s judgment, involve moderate credit risk. They are considered medium grade obligations, and could have certain speculative characteristics.

Speculative Investment	Ba	Obligations rated Ba are those that, in Midroog’s judgment, contain speculative elements, and involve a significant degree of credit risk.
	B	Obligations rated B are those that, in Midroog’s judgment, are speculative and involve a high credit risk.
	Caa	Obligations rated Caa are those that, in Midroog’s judgment, have weak standing and involve a very high credit risk.
	Ca	Obligations rated Ca are very speculative investments, and are likely to be in, or very near to, a situation of insolvency, with some prospect of recovery of principal and interest.
	C	Obligations rated C are assigned the lowest rating, and are generally in a situation of insolvency, with poor prospects of repayment of principal and interest.

Midroog applies numerical modifiers 1, 2 and 3 in each of the rating categories from Aa to Caa. Modifier 1 indicates that the bond ranks in the higher end of the letter-rating category. Modifier 2 indicates that the bonds are in the middle of the letter-rating category; and modifier 3 indicates that the bonds are in the lower end of the letter-rating category.

Report No. CRG100512450M

Midroog Ltd.., Millennium 17 Ha’Arba’a Street, Tel-Aviv 64739

Tel: 03-6844700, Fax: 03-6855002, www.midroog.co.il

© Copyright 2014, Midroog Ltd. (“Midroog”). All rights reserved.

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The rating is subject to change as a result of changes in the information obtained or for any other reason, and therefore it is recommended to monitor its revision or modification on Midroog’s website www.midroog.co.il. The ratings assigned by Midroog express a subjective opinion, and they do not constitute a recommendation to buy or not to buy bonds or other rated instruments. The ratings should not be referred as endorsements of the accuracy of any of the data or opinions, or attempts to independently assess or vouch for the financial condition of any company. The ratings should not be construed as an opinion on the attractiveness of their price or the return of bonds or other rated instruments. Midroog’s ratings relate directly only to credit risks and not to any other risk, such as the risk that the market value of the rated debt will drop due to changes in interest rates or due to other factors impacting the capital market. Any other rating or opinion given by Midroog must be considered as an individual element in any investment decision made by the user of the Information contained in this document or by someone on his behalf. Accordingly, any user of the information contained in this document must conduct his own investment feasibility study on the Issuer, guarantor, debenture or other rated document that he intends to hold, buy or sell. Midroog’s ratings are not designed to meet the investment needs of any particular investor. The investor should always seek the assistance of a professional for advice on investments, the law, or other professional matters. Midroog hereby declares that the Issuers of bonds or of other rated instruments or in connection with the issue thereof the rating is being assigned, have undertaken, even prior to performing the rating, to render Midroog a payment for valuation and rating services provided by Midroog.

Midroog is a 51% subsidiary of Moody’s. Nevertheless, Midroog’s rating process is entirely independent of Moody’s and Midroog has its own policies, procedures and independent rating committee; however, its methodologies are based on those of Moody’s.

For further information on the rating procedures of Midroog or of its rating committee, please refer to the relevant pages on Midroog’s website.